                              [LIQUID AUDIO LOGO]

                                                     Filed by Liquid Audio, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                      and deemed filed pursuant to Rule 13e-4(c) and Rule 14a-12 under the Securities Act of 1934
                                                                 August 15, 2002

                                   Subject Company: Alliance Entertainment Corp.
                                                   Commission File No. 001-13054

LIQUID AUDIO ANNOUNCES 2Q02 RESULTS                                            2


INVESTOR CONTACT:                                        MEDIA CONTACT:
Michael Bolcerek                                         Kimberly Strop
650-549-2000                                             650-549-2194
mbolcerek@liquidaudio.com                                kstrop@liquidaudio.com

                                                        A. FOR IMMEDIATE RELEASE

               LIQUID AUDIO ANNOUNCES SECOND-QUARTER 2002 RESULTS

REDWOOD CITY, Calif., August 14, 2002 -- Liquid Audio, Inc. (Nasdaq:LQID), a leading provider of software, infrastructure and services for secure Internet media delivery, today announced its financial results for the second quarter ended June 30, 2002.

         Net revenues for the second quarter were $151,000, compared with $135,000 for the first quarter of 2002 and with $1.0 million for the second quarter of 2001. Net loss for the second quarter was $5.6 million, or a loss of $0.25 per share(1). This compared sequentially with a net loss of $4.9 million, or a loss of $0.22 per share, and year-over-year with a net loss of $14.0 million, or a loss of $0.62 per share. Net loss for the year-ago quarter included the effect of non-cash charges of $4.0 million for restructuring and strategic marketing -- equity instruments. Liquid Audio's cash and cash equivalents at June 30, 2002 were $81.0 million, compared with $86.4 million at March 31 and with $91.6 million at December 31, 2001.

         Today, Liquid Audio filed its Quarterly Report on Form 10-Q for the second quarter ended June 30, 2002 with the United States Securities and Exchange Commission (SEC). In connection with this filing, President and Chief Executive Officer Gerry Kearby and Senior Vice President and Chief Financial Officer Michael Bolcerek executed and filed sworn certification as to the second-quarter 2002 report and the financial results contained therein with the SEC, in compliance with Section 906 of the Sarbanes-Oxley Act of 2002.

         On July 13, 2002, Liquid Audio announced a proposed merger with Alliance Entertainment Corp., one of the largest home entertainment product distribution, fulfillment and infrastructure companies in the United States. Liquid Audio announced an amended merger agreement with Alliance Entertainment on July 15, 2002.

         "While quarterly revenues continue to be disappointing, we have consistently reduced costs and expenses to keep cash burn to a minimum, as we prepare to complete our proposed merger with Alliance Entertainment," said Kearby. "Recently, we closed our offices in Japan and Europe, and reduced our work force by 35%, leaving approximately 70 employees. We strongly believe that the merger agreement -- as amended to include a $30-million cash return to


-------------
1   All per-share computations are both basic and diluted.

LIQUID AUDIO ANNOUNCES 2Q02 RESULTS                                            3


Liquid Audio stockholders, in addition to the strategic combination of our digital media delivery business with Alliance Entertainment's high-growth distribution and fulfillment services business -- offers maximum value to all Liquid Audio stockholders."

         Liquid Audio's 2002 Annual Meeting of Stockholders to vote on the election of directors and Special Meeting of Stockholders to vote on the issuance of common stock to effect the proposed merger with Alliance Entertainment are scheduled for September 26, 2002, in Redwood City, California.


LIVE WEBCAST OF MANAGEMENT TELECONFERENCE

         Liquid Audio plans to hold its regular management teleconference on first-quarter 2002 financial results today at 2:00 p.m. PT / 5:00 p.m. ET. A live webcast of this call will be available at www.liquidaudio.com. In addition, a phone replay will be available for seven days after the call at 706-645-9291, code #5034003.

THE COMPANY

         Liquid Audio, Inc. is a leading provider of software, infrastructure and services for the secure digital delivery of media over the Internet. The Liquid Audio solution gives content owners, websites and companies the ability to publish, syndicate and securely sell digital media online with copy protection and copyright management. Using the Liquid(TM) Player software, available for free download at www.liquidaudio.com, consumers can preview and purchase downloadable music from hundreds of affiliate websites in the Liquid Music Network(SM).

EDITOR'S NOTE: Liquid; Liquid Audio; Liquid Audio, Inc.; the Liquid Audio logo; Liquid Music Network; and Liquid Player are trademarks and service marks of Liquid Audio, Inc. All other trademarks and service marks are the property of their respective owners.

         B.       FORWARD-LOOKING STATEMENTS

All statements made in this release, other than statements of historical fact, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "will," "guidance" and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the businesses of Liquid Audio and Alliance Entertainment Corp. and the industries and markets in which the companies operate. Those statements are not guarantees of future performance and involve risks, uncertainties and assumptions that will be difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by those forward-looking statements. Factors that may affect Liquid Audio's and Alliance Entertainment's businesses, financial condition and operating results include the effects of changes in the economy, consumer spending, the stock market and the industries in which they operate generally, changes affecting the Internet and e-commerce, the ability of the companies to maintain relationships with strategic partners and suppliers, the ability of the companies to timely and successfully develop, maintain and protect their technology and product and service offerings and execute operationally and the ability of the

LIQUID AUDIO ANNOUNCES 2Q02 RESULTS                                            4


companies to attract and retain qualified personnel. These factors may also include, but are not limited to, general market conditions, our ability to develop new products to meet market demand, our ability to successfully combine two geographically dispersed businesses, our ability to realize synergies of the merger; our ability to maintain cost controls; the mix of products and services our customers require and the effects of natural disasters, international conflicts and other events beyond our control. More information about potential factors that could affect Liquid Audio can be found in its most recent Form 10-K, Form 10-Q and other reports and statements filed by Liquid Audio with the Securities and Exchange Commission ("SEC"). Each of Liquid Audio and Alliance Entertainment expressly disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated by it.

         C.       ADDITIONAL INFORMATION AND WHERE TO FIND IT

Liquid Audio has filed a Registration Statement on SEC Form S-4 in connection with the merger and plans to file a Tender Offer Statement on Schedule TO in connection with the offer. Investors and stockholders of Liquid Audio and Alliance Entertainment are urged to read the Registration Statement and the Tender Offer Statement carefully when it is available. The Registration Statement contains important information about the companies, the merger and related matters. Investors and stockholders will be able to obtain free copies of these documents through the web site maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement and these other documents may also be obtained from Liquid Audio by directing a request through the Liquid Audio Web site at http://www.liquidaudio.com or by mail to Liquid Audio, Inc., Attention: Investor Relations.

In addition to the Registration Statement and the Tender Offer Statement, Liquid Audio files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Liquid Audio at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Liquid Audio's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

         D.       INTERESTS OF CERTAIN PERSONS IN THE MERGER

The directors and executive officers of Liquid Audio and Alliance Entertainment have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Liquid Audio and Alliance Entertainment generally. A description of the interests that the directors and executive officers of the companies have in the merger is available in the Registration Statement.

SOLICITATION OF PROXIES

Liquid Audio and Alliance Entertainment, their respective directors, executive officers and certain other members of their management and employees may be soliciting proxies from stockholders of Liquid Audio and Alliance Entertainment in favor of the merger. Information concerning the participants is set forth in the Registration Statement filed with the SEC.

                       -- FINANCIAL STATEMENTS ATTACHED --

                               LIQUID AUDIO, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per-share amounts)

                                                           Three months ended             Six months ended
                                                                 June 30,                     June 30,
                                                           2002           2001           2002           2001
                                                         --------       --------       --------       --------
Net revenues:
     License                                             $     40       $    194       $     76       $    484
     Services                                                 111            362            210            787
     Business development (related party)                      --            468          1,414          7,307
                                                         --------       --------       --------       --------
          Total net revenues                                  151          1,024            286          2,685
                                                         --------       --------       --------       --------

Cost of revenues:
     License                                                   84            128            181            287
     Services                                                 174            364            302          1,075
     Non-cash cost of revenues                                 36             98             69            181
                                                         --------       --------       --------       --------
          Total cost of revenues                              294            590            552          1,543
                                                         --------       --------       --------       --------
Gross profit (loss)                                          (143)           434           (266)         1,142
                                                         --------       --------       --------       --------

Operating expenses:
     Sales and marketing                                    1,027          3,061          2,185          7,717
     Research and development                               2,914          4,731          5,937          9,961
     General and administrative                             1,905          3,078          3,011          6,272
     Strategic marketing -- equity instruments                 --            340             --            652
     Restructuring                                             --          3,672             --          3,672
     Stock compensation amortization                          (29)          (119)           (13)           (96)
                                                         --------       --------       --------       --------
          Total operating expenses                          5,817         14,763         11,120         28,178
                                                         --------       --------       --------       --------
Loss from operations                                      (14,329)       (11,386)       (27,036)
                                                                                                        (5,960)

Interest and other income, net                                318          1,176            851          2,835
Loss in equity investment                                      --           (881)            --         (1,100)
                                                         --------       --------       --------       --------
     Net loss                                            $ (5,642)      $(14,034)      $(10,535)      $(25,301)
                                                         ========       ========       ========       ========

Net loss per share:
     Basic and diluted                                   $  (0.25)      $  (0.62)      $  (0.46)      $  (1.12)
                                                         ========       ========       ========       ========

    Weighted average shares                                22,737         22,593         22,723         22,563
                                                         ========       ========       ========       ========

Pro forma net loss(2):
     Net loss                                            $ (5,642)      $(14,034)      $(10,535)      $(25,301)
     Pro forma adjustments:
          Non-cash cost of revenues                            36             98             69            181
          Strategic marketing -- equity instruments            --            340             --            652
          Restructuring                                        --          3,672             --          3,672
          Stock compensation amortization                     (29)          (119)           (13)           (96)
                                                         --------       --------       --------       --------
 Pro forma net loss                                      $ (5,635)      $(10,043)      $(10,479)      $(20,892)
                                                         ========       ========       ========       ========

Pro forma net loss per share:
    Basic and diluted                                    $  (0.25)      $  (0.44)      $  (0.46)      $  (0.93)
                                                         ========       ========       ========       ========

    Weighted average shares                                22,737         22,593         22,723         22,563
                                                         ========       ========       ========       ========

-------------

2 This pro forma information is supplemental and not prepared in accordance with accounting principles generally accepted in the U.S.

                               LIQUID AUDIO, INC.
                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                               June 30,   December 31,
                                                                 2002         2001
                                                               -------      -------


Current assets:
     Cash and cash equivalents                                 $81,018      $91,594
     Accounts receivable, net                                      115          130
     Other current assets                                          718        1,099
                                                               -------      -------
        Total current assets                                    81,851       92,823
                                                               -------      -------

Restricted cash                                                    826          826
Property and equipment, net                                      2,391        3,603
Other assets                                                        73          163
                                                               -------      -------
           Total assets                                        $85,141      $97,415
                                                               =======      =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                          $ 1,110      $ 1,107
     Accrued liabilities                                         2,140        3,821
     Deferred revenue                                              109          122
     Capital lease obligations                                      11           28
     Equipment loan                                                 --          169
     Note payable to related party                                 376          343
                                                               -------      -------
        Total current liabilities                                3,746        5,590
                                                               -------      -------

Stockholders' equity                                            81,395       91,825
                                                               -------      -------

        Total liabilities and stockholders' equity             $85,141      $97,415
                                                               =======      =======